Exhibit 99.1

Pansoft Company Limited Allen Zhang, Chief Financial Officer Phone: 531-8887-1159 Email: allen.zhang@pansoft.com	CCG Investor Relations Inc. Mr. Crocker Coulson, President Phone: 646-213-1915 (New York) Email: crocker.coulson@ccgir.com

For immediate release:

Pansoft Forms Joint Venture for Outsourced Software Testing Service for Sharp

Jinan, China, August 23, 2010 – Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced the signing of an agreement to form a joint venture with two Japanese entities, Management Information Center Co., Ltd. and Seven Colors Corporation (the “JV Partners”).  This joint venture, named Pansoft (Japan) Company Limited, will merge the related divisions from the JV Partners to engage in a contractual relationship with Sharp Business Software Development Center (SBC), a unit of Sharp Corporation, to conduct outsourced mobile-phone software testing.

Under the agreement, Pansoft will invest a total of RMB 18 million (USD $2.7 million) for an 80% stake in Pansoft (Japan), which will have two subsidiaries. The first subsidiary is comprised of the two departments merged from the JV Partners and will be based in Osaka, Japan. The other subsidiary will consist of a software development and testing center to be based in Jinan, China, which will start receiving orders from Sharp immediately upon the founding of the Osaka office. The JV Partners will be responsible for sourcing business orders and maintaining the relationship with SBC.  In 2009, the JV partners’ divisions received JPY 450 million (approximately $5.2 million) in revenue from SBC.

China’s outsourcing market has experienced rapid growth, reaching $2.4 billion in 2009.  In addition, the mobile phone software market is also expanding rapidly.  According to an analysis by FutureSource, sales of mobile phone software will grow from $4.6 billion with 6.6 billion downloads in 2009 to $15 billion with 16.2 billion downloads in 2013 worldwide, which represent respective compound annual growth rates of 34% in revenues and a 25% in downloads.

“We look forward to forming a partnership with Pansoft,” said Mr. Sugriyama Akira, Director of Sharp Computer Business Software Development Center’s Software Evaluation Department.  “We are confident that Pansoft will help us fulfill our testing requirements, and look we forward to this initiative helping us reduce our software-development costs.  In addition, this venture is a great opportunity for SBC to stay at the forefront of the mobile-phone services business as we continue to advance our R&D and testing efforts.”

“We are honored to form this partnership with SBC through our JV Partners,” said Hugh Wang, Pansoft’s Chairman. “This joint venture is just the starting point of our entry into the Japanese outsourcing market, and we are optimistic about the market demand for overseas software outsourcing services.  The mobile-phone software market is also expected to experience dramatic growth in the near term, fueled by strong demand from the resilient China economy.  Pansoft (Japan) clearly demonstrates our competitive strengths, offering strong front-end marketing capability and a lower-cost development center. I expect that Pansoft (Japan) will reach more than JPY 1 billion in annual revenue after two years. We look forward to a mutually beneficial and profitable partnership with our JV Partners and with our key customer, SBC, and we value the opportunity to do business with a division of such a well-known global company as Sharp.”

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning (“ERP”) software and professional services provider for the oil and gas industry in China.  Its ERP software offers comprehensive solutions in various business operations including accounting, order processing, delivery, invoicing, and inventory control and customer relationship management. For more information, visit http://www.pansoft.com.

About Sharp Business Software Development Center

Sharp Business Software Development Center, the software unit of Sharp Corporation, is located in Osaka, Japan, and is responsible for Sharp Corporation’s entire development and management of software and software outsourcing.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements concerning Pansoft Company Limited, which include but are not limited to, statements regarding the success and the expected financial contribution from future projects, the success of its joint ventures, and the receipt of continued contracts from a large customer, as well as from doing business in new countries and markets.  The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, the Company’s ability to successfully integrate its business acquisition, and various other factors beyond its control.  All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company’s reports filed with the Securities and Exchange Commission.  Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

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